

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 16, 2011

Via U.S. Mail

Mr. Richard C. Tarapchak, Vice President and Controller
Navistar International Corporation
4201 Winfield Road
P.O. Box 1488
Warrenville, Illinois 60555

> **Re: Navistar International Corporation**
> **Form 10-K for the fiscal year ended October 31, 2010**
> **Filed December 22, 2010**
> **Definitive Proxy Statement**
> **Filed January 14, 2011**
> **10-Q for the fiscal quarter ended January 31, 2011**
> **Filed March 9, 2011**
> **File No. 001-09618**

Dear Mr. Tarapchak:

We have reviewed your response letter dated May 4, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended October 31, 2010

Financial Statements, page 65
Notes to Consolidated Financial Statements, page 72
17. Commitments and contingencies, page 131
Legal Proceedings, page 133
Lis Franco de Toledo, et. al. vs. Syntex do Brasil and MWM, page 136

1. We note from your response to our prior comment number 1 that you have recognized both a liability and a receivable in your financial statements as of January 31, 2011 for the expected loss that may be sustained in connection with the MWM litigation and the expected recovery the company believes it will receive from Wyeth regarding this litigation. If the company believes that the receivable recognized for amounts due from Wyeth is realizable, please explain in further detail why the company believed it was necessary to file pending litigation against Wyeth in May 2010 to seek recognition that Wyeth is liable for any and all liabilities, costs and expenses and payments related to the Lis Franco lawsuit. We may have further comment upon review of your response.

Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2011

Financial Statements, page 4
Notes to Condensed Consolidated Financial Statements, page 8
12. Commitments and Contingencies, page 26
Legal Proceedings, page 28
Retiree Health Care Litigation, page 29

2. We note from the company's response to our prior comment number 4 that based on the company's estimates of the potential loss that may be sustained in connection with the retiree health care litigation, management did not believe that the potential loss that could be incurred in connection with this matter would be material to the company's financial statements for the period ended January 31, 2011. If management continues to believe that the company is not exposed to a material loss in connection with this matter in future quarterly and annual periods, please revise the notes to the company's financial statements to disclose that no material loss is expected to be incurred in connection with this matter as you have indicated in your response. Alternatively, please revise future filings to disclose the range of potential loss to which you are exposed in connection with this matter as required by ASC 450-20-50.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief